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                                                          EXHIBIT 99(a)(16)



                                        Contact:         Roy Winnick
                                                         Kekst and Company
                                                         (212) 593-2655


             COOPERATIVE COMPUTING, INC. AND CCI ACQUISITION CORP.
                ANNOUNCE TENTATIVE AGREEMENT WITH FEDERAL TRADE
               COMMISSION REGARDING ACQUISITION OF TRIAD SYSTEMS
             CORPORATION; EXTEND CASH TENDER OFFER FOR TRIAD COMMON
             STOCK UNTIL 10:00 A.M. ON THURSDAY, FEBRUARY 27, 1997

AUSTIN, TEXAS, FEBRUARY 18, 1997 -- Cooperative Computing, Inc. and its affiliate, CCI Acquisition Corp., both of Austin, Texas, announced today that Cooperative Computing had entered into an agreement with the staff of the Federal Trade Commission which they believe will permit Cooperative Computing to consummate its previously announced acquisition of Triad Systems Corporation (NASDAQ: TRSC).

Accordingly, CCI Acquisition has extended its tender offer for all of the issued and outstanding shares of common stock of Triad at a price of $9.25 per share, net to the seller in cash, until 10:00 A.M., New York City time, on Thursday, February 27, 1997, at which time it anticipates that approval of the FTC Commissioners will have been received. The tender offer was previously scheduled to expire at 10:00 A.M., New York City time, on Wednesday, February 19, 1997. The terms of the extended tender offer are identical to those in the original tender offer contained in the tender offer materials filed with the Securities and Exchange Commission on October 23, 1996.

Cooperative Computing and CCI Acquisition also announced that they anticipated the merger agreement with Triad would be amended to allow additional time to consummate the tender offer, and that The Chase Manhattan Bank had extended its commitment to provide the debt financing for the transaction.

CCI Acquisition has been advised by the depositary for the tender offer that as of 5:00 P.M., New York City time, on February 18, 1997, 15,721,802 shares of Triad's common stock (approximately 88.6% of the issued and outstanding shares) had been validly tendered and not withdrawn.

Upon consummation of the tender offer, Cooperative Computing and Triad will be jointly owned by Hicks, Muse, Tate & Furst Incorporated and the present shareholders of Cooperative Computing, including Glen E. Staats, Phd., who will be
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the President and Chief Executive Officer of Cooperative Computing.  Hicks,
Muse, Tate & Furst Incorporated is a leading private investment firm and since its formation in 1989 has completed or currently has pending more than 70 transactions with a total capital value of approximately $19 billion.





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